

February 18, 2011

Mr. Melvin Gagerman
Chief Executive Officer
Aura Systems, Inc.
1310 E. Grand Ave.
El Segundo, CA  90245

> **Re:** **Aura Systems, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2010**
> **Filed June 15, 2010**
> **Form 10-Q for the quarterly period ended November 30, 2010**
> **File No. 000-17249**

Dear Mr. Gagerman:

We have reviewed your response dated January 14, 2011 and related filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 28, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Inventory Valuation and Classification

1.      We acknowledge your response to our prior comment 8.  After we have reviewed your response related to Note 3 – Inventories, page F-12, below, we may have further comments regarding your critical accounting policy disclosure related to inventory.

2.      We refer to your response to our prior comment 9.  As indicated in your response, please modify your disclosure in future filings to indicate you do not anticipate significant costs *in addition to* the amount already accrued to upgrade the ECUs to current models.

Liquidity and Capital Resources

3.      We note your response to prior comment 17 that you will file the agreements in the future.  Please tell us specifically what agreements you intend to file and when you intend to file them.   For example, please identify each agreement you intend to file by title and date and specifically explain which filing you intend to include them as it appears you should have filed them previously.

Consolidated Financial Statements

Note 3 – Inventories, page F-12

4.      We acknowledge your response to our prior comment 25.  Please respond to the following:

        •   In future filings please provide a disclosure about the composition of and specific plans for utilization and sale of inventory classified as long-term. Please provide us your proposed disclosure in response to this comment.

        •   With respect to any inventory over 12 months old as of the balance sheet date, please tell us the specific plan for disposition and sale, including the time period over which you currently expect to sell the long term inventory.  Please also include this disclosure in future filings, including any update to previous disclosures and explanations as to why your previous plan was not been met.

Refer to FAB ASC 275-10-50-8 and 330-10-55-8 to 55-13 regarding risks and uncertainties. We may have further comments on your disclosure after we review your response.

- While we understand that you have applied a general 20% reduction to the value of gross inventory and a further 6% discount on long term inventory in assessing inventory for impairment, US GAAP does not specify bright-lines or provisions for carrying costs for that purpose. In that regard, inventory impairment should be assessed on an all facts and circumstances basis at each reporting date. In your response, tell us how you consider past _and_ planned inventory purchases _and_ usage in your impairment analysis. Please tell us how your inventory impairment policy is compliant with the guidance from FASB ASC 330-10-35.

Exhibits

5.      We note your response to prior comment 33 regarding your filing incomplete exhibits. Please tell us the reasons why you are unable file the agreement in an earlier filing than your next 10-K when it appears you should have filed these complete agreements previously.

Form 10-Q for the quarterly period ended November 30, 2010

Part 1. Financial Information

Condensed Consolidated Financial Statements

Balance Sheets

6.      We see that you continue to classify $1,500,000 of inventory as current during each period presented. We reference the response to prior comment 8 that you base current inventory on the prior twelve months cost of sales. Please tell us why you do not update the amount classified as current inventory during each reporting period, for example by using the trailing 12 months cost of sales.

7.      As a related matter, we do not understand why you are not able to physically segregate your inventory into long-term and short-term. Please tell us if you can identify the inventory that is over 3-5 years old from the rest of your inventory. If you cannot, please tell us why. Please tell us if your auditors performed a physical inventory count in connection with their annual audit and, if so, how they were able to substantiate the amount recorded as long-term versus current inventory. In this regard, we reference FASB ASC 330-10-35-9 which states that the most common practice is to apply the lower of cost or market rule separately

to each item of the inventory.  Since the valuation of your individual inventory components vary significantly due to age, please tell us why you should not separately value each item of inventory under lower of cost or market accounting.

Note 3.  Inventories

8.     We acknowledge your response to our prior comment 35.  However, we continue to see your long-term inventory has only changed by approximately $143,000 in the last nine months.  Considering your lack of available cash and that your cost of goods sold for the same time frame was $1,482,000, please tell us why you are unable to use existing inventory on hand to satisfy current sales and eliminate your long-term inventory.

9.     In a related matter, please tell us the amount of inventory you scrapped during the nine months ended November 30, 2010 and whether these amounts represented inventory that had been classified as long-term inventory.  Please also disclose this amount in future filings.

Note 8.  Capital

10.    We see that you issued 350,642 warrants during the nine months ended November 30, 2010.  Please tell us where you included footnote disclosure about the terms of and your accounting for the warrant issuances.

11.    As a related matter, we see that you reduced the price of all outstanding employee options and warrants.  Please tell us how you will account for the repricing of the equity instruments.

You may contact Leigh Ann Schultz at 202-551-3628 or Kristin Lochhead at 202-551-3664 if you have questions regarding comments on the financial statements and related matters.  Please contact Thomas Jones at 202-551-3602 or Jay Mumford at 202-551-3637 with any other questions.  You may also contact me at (202) 551-3676.

Sincerely,


Brian Cascio
Accounting Branch Chief